Mail Stop 6010

August 27, 2008

Branislav Vajdic
Chief Executive Officer
NewCardio, Inc.
2350 Mission College Boulevard, Suite 1175
Santa Clara, CA 95054

>   **Re: NewCardio, Inc.**
>   **Amendment No. 6 to Registration Statement on**
>   **Form S-1**
>   **Filed August 22, 2008**
>   **File No. 333-149166**

Dear Dr. Vajdic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please ensure that your disclosure throughout your document is current. For example, we note:

- your reference on page 27 indicates that a patent application needed to be filed by August 1, 2008, and
- your Form 8-K filed August 21, 2008 indicates that you hired a new president and entered into an agreement with him, but your disclosure regarding your management is not updated with this information.

Clinical Development, page 32

2.   We note your disclosure that *you* completed an "independent" study and that *you* plan to publish your "external" study.
   *   Please clarify what you mean by an "external" and "independent" study. It is unclear how a study could be conducted by you and at the same time be independent.
   *   If the study was independent, please identify who conducted the study and file their consent to your prospectus summary of their report, including the summary here and on page 23. Please see Rule 436 and comment 31 in our letter dated April 30, 2008.
   *   Please provide us a copy of the report.

Quarter Ended June 30, 2008, page 34

3.   We note your references in this section to your use and compensation of consultants. For investors to understand the nature of your activities during the period, please discuss in this section the nature of the consulting services you purchased. We note, for example, your reference to an investor relations consultant for "public market incite" on page II-1.

Condensed Consolidated Balance Sheets, page F-2

4.   We note that you recorded deferred compensation in your stockholders' equity (deficit) during the interim period ended June 30, 2008. Based on pages F-8 and F-9, it appears that you are accounting for certain share-based payments as deferred compensation. If that is the case, then please explain to us the facts and circumstances behind such share-based payments and why you believe your accounting and presentation for share-based payment transactions herein comply with applicable U.S. GAAP. Also in your explanation, please include how you considered the impact of the guidance at paragraph 74 of SFAS 123(R) related to your presentation of unearned or deferred compensation (presented as a contra-equity account at June 30, 2008).

Item 15. Recent Sales of Unregistered Securities, page II-1

5.   Please reconcile the disclosure in this section regarding 2008 transactions with the information in your updated Statement of Stockholder's Deficit.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Marc Ross, Esq.
       Sichenzia Ross Friedman Ference LLP